Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 12, 2016 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 12, 2016. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2, and 3 below:

1.	Election of Directors

Each of the 8 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	59,572,687	89.49	6,994,463	10.51
Delores M. Etter	60,421,125	90.77	6,146,025	9.23
Anthony P. Franceschini	66,500,964	99.90	66,186	0.10
Robert J. Gomes	66,415,818	99.77	151,332	0.23
Susan E. Hartman	58,498,911	87.88	8,068,239	12.12
Aram H. Keith	64,348,072	96.67	2,219,078	3.33
Donald J. Lowry	60,641,488	91.10	5,925,662	8.90
Ivor M. Ruste	66,054,648	99.23	512,502	0.77

2.	Appointment of Auditors

Ernst & Young, Chartered Accountants were reappointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
65,310,302	96.75	2,193,911	3.25

3.	Non-binding Advisory Vote on Executive Compensation

On an advisory basis the Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2016 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against
55,018,431	82.65	11,548,719	17.35